1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2013 Revenue Report

Hsinchu, Taiwan, R.O.C. – January. 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2013: On a consolidated basis, revenues for December 2013 were approximately NT$49.68 billion, an increase of 12.1 percent from November 2013 and an increase of 33.7 percent over December 2012. Revenues for January through December 2013 totaled NT$597.02 billion, an increase of 17.8 percent compared to the same period in 2012.

TSMC Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	December 2013	November 2013	M-o-M Increase (Decrease) %	December 2012	Y-o-Y Increase (Decrease) %	January to December 2013	January to December 2012	Y-o-Y Increase (Decrease) %
Net Revenues	49,681	44,330	12.1	37,154	33.7	597,024	506,745	17.8

*	December 2012 and Jan-December 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

January 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
Dec.	Net sales	49,681,037	37,154,275
Jan.-Dec.	Net sales	597,024,197	506,745,234

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn Bal. as of period end
TSMC Partners*	42,862,161	2,398,900

*	The borrowers are TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount Bal. as of period end
TSMC*	200,969,250	44,700,000

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	24,892,692	—
	Mark to Market Profit/Loss	38,626	—
	Unrealized Profit/Loss	4,321	1,755
Expired Contracts	Notional Amount	312,836,909	150,091,086
	Realized Profit/Loss	(280,565)	329,255
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,080,918	—
	Mark to Market Profit/Loss	18,632	—
	Unrealized Profit/Loss	20,981	—
Expired Contracts	Notional Amount	18,024,256	—
	Realized Profit/Loss	98,411	—
Equity price linked product (Y/N)		N	—

• TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	644,764	1,489,665
	Mark to Market Profit/Loss	(3,931)	4,065
	Unrealized Profit/Loss	(3,562)	4,781
Expired Contracts	Notional Amount	6,878,236	14,836,652
	Realized Profit/Loss	20,972	(734)
Equity price linked product (Y/N)		N	N

• TSMC’s subsidiaries - TSMC Solid State Lighting
		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	38,986	149,550
	Mark to Market Profit/Loss	(238)	(559)
	Unrealized Profit/Loss	(7)	(526)
Expired Contracts	Notional Amount	1,625,690	1,833,098
	Realized Profit/Loss	5,277	4,225
Equity price linked product (Y/N)		N	N

• TSMC’s subsidiaries - TSMC Global
		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	222,682	—
	Realized Profit/Loss	(234)	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	37,177,380	—
	Mark to Market Profit/Loss	5,481,616	—
	Unrealized Profit/Loss	5,458,622	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—